EXHIBIT 5



          April 21, 1995

          General Electric Capital Corporation
          260 Long Ridge Road
          Stamford, CT 06927

          Ladies and Gentlemen:

          I have examined the Registration Statement on Form S-3 (the "Registration Statement") being filed by General Electric Capital Corporation (the "Company") with the Securities and Exchange Commission under the Securities Act of 1933, as amended, for the registration of 3,500 shares of Variable Cumulative Preferred Stock, par value $100 per share, with a liquidation preference of $100,000 per share (the "Shares"), to be issued in series, and to be offered and sold through underwriters pursuant to one or more Underwriting Agreements substantially in the form of Exhibit 1 to the Registration Statement (each, an "Underwriting Agreement").

          In my opinion, the Shares have been duly authorized by appropriate corporate action, and following (a) further action by the Board of Directors or a duly authorized committee thereof, establishing the designation of, and certain other particular terms of, the Shares of any series and approving the Certificate of Amendment relating to such series, (b) the due filing of such Certificate of Amendment by the Superintendent of Banks of the State of New York, and (c) the issuance, delivery and payment for the Shares of such series in the manner contemplated in the related Underwriting Agreement, the Shares of such series will be validly issued, fully paid and nonassessable.

          I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to myself under the caption "Legal Opinions" in the Registration Statement.

          Very truly yours,

          /s/ Bruce C. Bennett

          Bruce C. Bennett